1 INVESTOR PRESENTATION Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated March 30, 2022 Relating to Preliminary Prospectus Dated March 30, 2022 Registration No. 333 - 263338

FREE WRITING PROSPECTUS

SAVERONE

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus.

We have filed a registration statement on Form F-1 (File No. 333-263338), including a preliminary prospectus, dated March 30, 2022 (the "Preliminary Prospectus") with the SEC for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read that registration statement, the Preliminary Prospectus and the final prospectus (when available) for more complete information about the Company and this offering.

You may retrieve copies of these documents for free on the SEC's website at https://www.sec.gov. Alternatively, copies of the Preliminary Prospectus and the final prospectus, when available, may be obtained from ThinkEquity LLC, Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, by phone at (877) 436-3673 or by email at prospectus@think-equity.com.

This presentation does not constitute an offer or invitation for the sale or purchase or to engage in any other transaction with SaverOne or its affiliates. The information in this presentation is not targeted at any residents of any particular country or jurisdiction and not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.

MARKET, INDUSTRY AND OTHER DATA

This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.

In addition, trademarks used in this presentation are the property of their respective owners.

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3 FORWARD - LOOKING STATEMENTS This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties. Such statements include, without limitation, references to the SaverOne 2014 Ltd. (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strate gie s or expectations. Forward - looking statements include, but are not limited to, statements about: the ability of our technology to substantially improve the safe ty of drivers; our planned level of revenues and capital expenditures and our belief that our existing cash and the net proceeds from this offering will be sufficient to fun d our operations for at least the next 12 months; our ability to market and sell our products; our plans to continue to invest in research and development to develop t ech nology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in ea ch country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellec tua l property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interp ret ations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impa ct of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and li qui dity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID - 19 pandemic, and re sulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the Preliminary Prospectus fil ed with the SEC. In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “i ntend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or oth er comparable terminology intended to identify statements about the future. These forward - looking statements may not materialize, in whole or in part, or may material ize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations dis closed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements. Actual results or events could differ mat erially from the plans, intentions and expectations disclosed in the forward - looking statements we make. You are cautioned not to place undue reliance on forward - looki ng statements. Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law.

OFFERING SUMMARY

SAVERONE

Issuer	**SaverOne 2014 Ltd.**
Symbol	TASE: SAVR Proposed Listing on the Nasdaq Capital Market: SVRE
Securities Offered	1,385,042 American Depositary Shares Representing 4,155,126 Ordinary Shares
Expected Offering Size	$10,000,000 + 15% Over-allotment Option
Use of Proceeds	– ~ $ 2.0 million for global sales and marketing expansion – ~ $ 4.0 million for Generation 2.0 & 3.0 technology development – ~ $ 1.0 million for accelerated Research and Development – The remainder for working capital and general corporate purposes and possible future acquisitions.
Sole Book-Runner	ThinkEquity

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5 ON A MISSION TO SAVE LIVES SaverOne system is a transportation and safety solution to prevent distracted driving. The system manages the driver’s ability to text and interact with applications unrelated to driving while the vehicle is in motion. 5

6 SAVERONE AT A GLANCE Who is SaverOne We have developed proprietary technology to create an innovative solution designed to stop cell phone distraction and promote safe driving What Do We Provide Advanced driver safety solution that can identify and monitor cell phones located in the driver’s vicinity and selectively block use of life - threatening applications What Do We Solve The Company’s patented solution eliminates mobile distractions from mobile apps, keeping the driver focused on the road and not on the cellphone, preventing mobile distractions related accidents from happening Israel Headquarters 2014 Year Founded TASE: SAVR Nasdaq: SVRE Ticker 40+ Employees 40+ Active Customers 20+ Diverse IP Portfolio Approved & Pending 6

DISTRACTED DRIVING IS NOW A GLOBAL TRAFFIC SAFETY ISSUE

1.35M
Annual traffic fatalities worldwide[1]

$850B+
Total economic costs of traffic accidents in the U.S. each year[2]

$60B
Amount distracted driving costs employers[3]

$11M
Average settlement cost for a fatal accident involving a commercial fleet driver[4]

Financial & Social Costs

- In the U.S. alone, 1.6 million traffic accidents[5] and ~4,600 fatalities[6] are directly caused by cell phone distraction every year

Difficult to Enforce

- Hard to witness violation when the phone is in the driver's lap
- Not always a primary offence—drivers can't get pulled over for only violating cell phone law

Fines Don't Discourage Actions

- U.S. local texting-while-driving fines can range from $20 to $1,000

Increased Government Regulations

- Regulators across the globe are attempting to combat this trend through increased regulatory activities

1) World Health Organization (WHO): Global status report on road safety 2018
2) NHTSA Study Shows Motor Vehicle Crashes Have $871 Billion Economic and Societal Impact on U.S. Citizens
3) LifeSaver: Distracted Driving: The Auto Insurance Industry's $30 Billion Elephant in the Room
4) National Safety Council: Costs of Motor-Vehicle Injuries
5) National Safety Council Estimates That At Least 1.6 Million Crashes Are Caused Each Year by Drivers Using Cell Phones and Texting
6) Mr. Auto Glass: Texting While Driving is Dangerous and Illegal

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8 Automatically identifying which phone belongs to the driver Distinguishing dangerous applications, like texting and social media, from non - dangerous ones, like navigation Keeping the driver’s phone blocked while the vehicle is in motion Enabling fleet managers to decide which apps are permitted versus prohibited We do this by: SaverOne offers a complete solution to stop drivers from texting while driving. 8

SAVERONE'S UNIQUE ADVANTAGES

Multimodal Sensor Fusion Architecture

SAVERONE

01 Advanced RF Signal Processing & Analysis

Selects and analyzes radio frequency (RF) signals from both inside and outside of the vehicle in real-time

02 Pinpoint Driver's Phone Location

Scans all cellular bands and to detect and identify driver's mobile signal location

03 Automatic Activation & Deactivation

SaverOne automatically activates upon car entry until the engine is turned off

04 Selective Blocking

Utilizes dynamic app authorization to prevent the use of dangerous mobile distraction apps, per the organization's safety policy

05 AI & Deep Learning Algorithms

Uses artificial intelligence to accurately define the boundaries of the driver's area in each unique vehicle

06 SafeMode Activation

SaverOne app automatically disables the use of only life—threatening apps from all phones within the driver's area

07 Concealed Installation

System and sensors are fully concealed in the vehicle, creating a safe driving environment and discouraging tampering

08 Value-Added Services

Rich contextual analysis from multiple data sources provides fleet managers with valuable insights to improve driver behavior


SaverOne limits phone only within the "driver's area."
Restrictions lift the moment a phone exits that space

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10 WE HAVE MULTIPLE VERTICALS TO FOCUS ON… Fleet Managers Mitigate costly accidents with improved driving behavior Public Transportation Prevents costly, dangerous accidents associated with buses, trains and other transit fleets Insurers Increase portfolio returns through accurate risk pricing Private Vehicle Increased confidence for families with young adult drivers Vehicle OEMS Partner with vehicle OEMs to expand market and fulfill potential regulatory requirements

11 ISRAEL HAS FUNCTIONED AS A MEGA PILOT PROGRAM, SHOWING SAVERONE’S GLOBAL POTENTIAL 30+ Pilots Across Israel 40+ Active Customers ~1,400 Devices Ordered ~700 Device Installations Diversity of customer base (commercial fleets, privates, governmental organizations) as well as diversity of automobile types (trucks, buses, private cars, etc.,) Israel has a similar regulatory regime as Europe & the U.S. Israeli customers are demanding and exacting on technology performance, service offering and pricing Multiple active customers are international companies who can be targeted for future global expansion 11

POSITIVE USER TESTIMONIALS IN 90% OF PILOT TRIALS[1]

SAVERONE

AVIS Israel Subsidiary

"Since I have installed the system, I no longer touch the phone while driving. After the system blocked me a few times, I adjusted quickly and got used to waiting for the car to stop before touching my mobile "

Asher Elmozino, CFO of Israel Subsidiary

Kavim, an Israeli Bus Company

"SaverOne doesn't just block active use of the smartphone while driving, but also blocks the sending and receipt of text messages and notifications. I estimate that this system will prevent at least 20% of car accidents in Israel "

Shmuel Dadon, Safety Officer

flex

"Based on our positive experience in Israel with SaverOne system, we will recommend to flex HQ to consider using SaverOne units in other flex's sites in the globe "

Barak Yanir, CEO, Flextronics Israel Ltd, Migdal Haemek

FRONERI Israel

"I tried to find a way to reduce the use of mobile among car users, through training and distribution of related information and more, but in the end a SaverOne system is the most effective tool for eradicating the phenomenon "

Eran Yitzhak Cohen, Traffic Safety Officer

90%

Of surveyed customers would recommend SaverOne

80%

Of surveyed customers believe SaverOne prevents Road Accidents to a "High Extent"

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1] Pilot program customers have provided their consents for these testimonials and such testimonials were made without compensation.

13 KEY TAKEAWAYS FROM OUR ISRAEL MEGA PILOT PROGRAM Improvements to the technology – such as improvements to the algorithms which identify, with more precision, the exact location of the driver’s area only. Improvements in learning our driver’s behavior and assisting fleet managers to assist their driver’s with embracing the Saverone solution. I mprovements to our business model by adding a monthly subscription fee to our all - inclusive one - time fee per unit. 13 Improvements to the customer experience – such as adapting SaverOne’s key technology to the specific handheld equipment used by different fleet.

14 THE NEW GEN 2.0 SOLUTION ENABLES RAPID GLOBAL EXPANSION Convert live pilots into commercial contracts within Israel 2022 Launch Gen 2.0 Global expansion 2025+ Launch fully integrated OEM products Expand from automotive to other verticals Gen 2.0 Highlights New platform with an improved performance and adaptive configuration Supports 5G cellular technology across the world Lower production costs to improve margin and competitive positioning Reduced instrument size, improving storage and installation

SAVERONE USES A MULTI-FACETED GLOBAL SALES EXPANSION STRATEGY TO ROLLOUT THE GLOBAL SAVERONE PRODUCT

Expand to New Countries

- Prioritize countries and regions with tightening mobile phone regulations
- Partner with regional distributors to identify commercial opportunities
- Partner with Israeli divisions of international companies to expand existing relationships into new territories

Enter New Industry Verticals

- Tailor value added services to meet specific industry needs
- Integrate with OEMs

Enhance Product Capabilities

Vehicle Type
Co-develop driver safety solution for new vehicle types with strategic partners (e.g. Kavim for Buses)

Capabilities
Expand mobile frequency support and system capabilities to drive future customer demand

Data Analytics
Utilize data gathered from drivers and fleets to deliver value added services for new markets

GLOBAL VEHICLE MARKET DATA

- ~263 million vehicles on the road in the U.S.[1]
- ~340 million vehicles on the road in Europe[2]
- ~25 million vehicles on the road in New Zealand & Australia combined[3]
- ~80 million new vehicles are added globally each year[4]

Europe	IVECO
United States	Strat-L
Japan	j21Corporation
UAE	مركز النقل المتكامل INTEGRATED TRANSPORT CENTRE
Oceania	FUSO
Global reach	ICL, flex, FRONERI, Hertz

1) U.S. Department of Transportation, Federal Highway Administration: *State Motor-Vehicle Registrations – 2015*
2) ACEA (Association des Constructeurs Européens d'Automobiles): *Vehicles in use Europe, January 2021*
3) New Zealand Ministry of Transport 2020: *RD023 Vehicle fleet composition by region* & Australian Bureau of Statistics: *Motor Vehicle Census, Australia*
4) ACEA (Association des Constructeurs Européens d'Automobiles): *New passager car registrations & New commercial vehicle registrations (in units)*

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SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES

SAVERONE

Kavim is an Israeli bus company based in Holon, operating as part of **Israel's public transportation system.**

1,500
Fleet Size

2,700
Employees

- Signed a contract for up to 1,500 units in January 2021
- Following a successful pilot (20 systems installed on buses)
- Kavim has promoted SaverOne's solution to other bus companies in Israel

Tnuva is an Israeli food creation and marketing company. The company holds a significant market share in the field of drinking milk production, dairy products and its marketing.

650
Fleet Size

6,500
Employees

- A successful Proof of Concept trial was completed with 15 cars and 10 trucks
- Tnuva placed a commercial order for 140 additional systems.
- Tnuva is expected to order and deploy a total of 650 units across their entire fleet of trucks & cars.

Israel Electric Corporation is the **largest supplier of electrical power in Israel**.

IEC's generating capacity is about 75% of the production capacity in Israel.

3,000
Fleet Size

12,600
Employees

- A successful pilot on IEC's Trucks was completed
- IEC has ordered SaverOne systems for 300 trucks and intends to expand coverage for its entire fleet
- Full commercial deployment is expected to take place through Q4 2022.

Sales Efforts to Date in Israel

40+
Active Customers

~1,400
Devices Ordered

~700
Device Installations

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SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES

SAVERONE

ICL

ICL Group Ltd. is a **global manufacturer of fertilizers**, metals and other chemical products

800	12,300
Fleet Size	Employees

- A successful pilot in 10 private cars of ICL's fleet was completed
- ICL decided to deploy SaverOne systems in 50 additional private cars and 10 Trucks

FRONERI

Froneri is a **global ice cream manufacturer**, with HQ in the UK. It is the largest producer of ice cream in Europe by volume, and the second-largest in the world

7	800	3,000
Locations	Fleet Size (Israel)	Employees

- SaverOne systems were installed in Froneri in two phases:
  - Pilot: 15 private cars
  - Commercial deployment: 41 additional private cars and 10 Trucks.
- Froneri Israel intends to equip every new fleet vehicle with SaverOne system
- SaverOne forecasts that Froneri Israel may expose SaverOne to Froneri HQ, leading to an increased global presence.

مركز النقل المتكامل
INTEGRATED TRANSPORT CENTRE

The Department of Transport of Abu-Dhabi, responsible for **operating public transport and managing traffic monitoring centers**, axle weights stations, logistical facilities of freight surface transport and roads sector

1.65M	35.5M	769
Transactions	Taxi Trips 2021	Public Buses 2020

- SaverOne signed an agreement to conduct a pilot in two of the Department's City and Inter-city busses. SaverOne has received indications that following a successful pilot phase, the Department promote regulation in Abu-Dhabi to include SaverOne system on all of it's City and Intercity busses

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CUSTOMER CASE STUDY: FLEET MANAGEMENT DEPLOYMENT

SAVERONE

flex

Flex Ltd. is a multinational electronics contract manufacturer. **It is the fourth largest global electronics manufacturing services**, original design manufacturer company by revenue

$10.3BN	~200,000	52	20+	~130
Enterprise Value	Employees	Years in Operation	Years of Sustainable Manufacturing	Global Locations

Opportunity / Sourcing Background

- Flex Israel is a **manufacturing partner of SaverOne's products**. Through this partnership, Flex learned of SaverOne's driver safety value proposition
- Flex Israel has chosen to Pilot SaverOne's solution to **endorse driver safety** as a result of its growing challenges with fleet drivers and distracted driving caused by mobile phones

Use Case / Customer Relationship

- **Driver safety** is of the highest importance to Flex's management
- Flex approached SaverOne in a request to equip its entire **Israeli fleet with SaverOne systems**. The companies agreed to perform the implementation over three phases:

Pilot	1st phase	2nd phase
(10 Vehicles)	(80 Vehicles)	(160 Vehicles)

Trial Result / Deployment Plan

- **Following a successful pilot**, the 1st phase has recently been completed. The 2nd phase is targeted to begin with the arrival of new cars to Flex's fleet in April 2022
- Upon completing the phased rollout, the Company intends to **promote SaverOne's solution** to Flex HQ located in the US and Singapore, contributing to SaverOne's global expansion strategy via partners

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VEHICLE MANUFACTURER (OEM) CASE STUDY – IVECO

SAVERONE

IVECO

IVECO manufactures and markets commercial vehicles, with production sites in 7 countries in Europe, Asia, Africa, Oceania and Latin America. It has 4,200 sales and service outlets in over 160 countries.[1]

IVECO annual sales exceeds **150,000 vehicles with turnaround > $10B**

Q2 2021 – IVECO approached SaverOne to evaluate integration of SaverOne technology in IVECO's trucks

Q3 2021

Q4 2021 – SaverOne system showcased at IVECO's HQ in Turin, Italy.

Q1 2022

Q2 2022 – Pilot program demonstrates the integrated safety solution

Q3 2022 – IVECO aftermarket division starts selling SaverOne to IVECO's customers for use in existing trucks

Aftermarket solution

Q4 2022 – SaverOne protection technology is integrated and sold as part of IVECO's new trucks & busses WW

OEM solution

2023 – Full scale up of SaverOne technology in IVECO's new and existing vehicles

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1) Iveco S.p.A.: New Daily: the smart vehicle that future-proofs the customer's business. The sales figures of IVECO represented above are not necessarily indicative of the future sales of companies that incorporate our SaverOne solution into their vehicles

20 The SaverOne system combines multiple protective features into a unique and compelling value proposition enabling it to combat distracted driving EFFECTIVE SOLUTION PROVIDES SUBSTANTIAL COMPETITIVE ADVANTAGE Camera - Based Solutions Software/Sensor Solutions Display Mirroring Applications Preventive Prevents access to immersive mobile apps (texting, social media) while the vehicle is in motion Only identify the driver’s mobile and alert. Doesn’t prevent the use prior to an accident Precise Automatically distinguishes between driver and passengers Automatically distinguishes between driver and passengers Solutions are unable to distinguish between the driver area and the rest of the vehicle Secure Concealed sensor is inaccessible by driver Driver can easily cover the camera Relies on driver cooperation; driver can opt out by manual removal of visible sensors or device software Selective Configuration policies enable fleet manager to distinguishes between permitted and prohibited apps Unable to limit use of specific mobile apps Some software distinguishes between permitted / prohibited apps Unable to limit use of specific mobile apps

21 EXPERIENCED MANAGEMENT TEAM Jacob Tenenboim Chairman ― Over 35 years of experience in management and entrepreneurship in the technology arena ― In addition to executing numerous M&A transactions, Jacob has led ~10 companies and startups to successful exits within various areas of the high - tech industry Ori Gilboa Chief Executive Officer ― Over 25 years of experience in the automotive and retail industry ― Prior to SaverOne, Ori served as CEO for James Richardson and the Negev Group, as well as General Manager of the auto division for Mayer’s cars and trucks Yossi Cohen Chief Operating Officer & Co - Founder ― Over 20 years of experience in leading global operations in the high - tech arena ― Prior to SaverOne, Yossi served as Senior Manager of Program Management & Business Operations with Motorola Solutions Tony Klein Chief Financial Officer ― Over 15 years of experience in the financial management of public companies ― Prior to SaverOne, Tony served as CFO for Electreon & Cannbit companies, as well as holding various senior management positions with PwC Aviram Meidan Vice President Research & Development ― Over 20 years of experience in automotive products’ development and global roll - out. ― Experienced in developing multidisciplinary systems and managing development groups Gil Sheratzky Director ― Gil has served on SaverOne’s Board of Directors since 2017. ― Gil serves as Head of International Business Development at Ituran Location and Control, Ltd (NASDAQ: ITRN) ― Prior to that, Gil was the CEO of multiple Ituran’s subsidiaries and held senior advertising positions.

22 BALANCE SHEET SUMMARY As of December 31, 2021 Balance Sheet Data Actual NIS in thousands Actual Convenience translation into USD in thousands (1) As Adjusted (2)(3) USD in thousands Cash and Cash Equivalents and short - term bank deposits 13,695 $ 4,404 $ 13,375 Total Assets 18,756 $ 6,031 $ 14,631 Total Liabilities 6,704 $ 2,156 $ 2,156 Total Shareholders’ Equity 12,052 $ 3,875 $ 12,475 (1) Calculated using the exchange rate reported by the Bank of Israel for December 31, 2021, at the rate of one U.S. dollar per N IS 3.11. (2) As adjusted data gives additional effect to the sale of ADSs in this offering at an assumed initial public offering price of $7. 22 per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the TASE on March 28, 2022 giving effect to a ratio of three ordinary shares for each ADS, after deducting underwriting discounts and com mis sions and estimated offering expenses payable by us, as if the sale had occurred on December 31, 2021. (3) A $1.00 increase (decrease) in the assumed initial public offering price of $7.22 per ADS would increase (decrease) the as ad jus ted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $1,274,239, assuming that the number of ADS offered by us, as set forth on the cover page of this prospectus, remains the sam e a nd after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 ADSs we are offering would increase (decrease) each of our as adjusted cash and ca sh equivalents, total shareholders’ equity and total capitalization by approximately $664,240, assuming no change in the assumed initial public offering price per ADS, after deducting estimated underwriting discounts and commissi ons and estimated offering expenses payable by us.

23 PRE - OFFERING CAPITALIZATION TABLE As of March 28, 2022 SaverOne 2014 Ltd. Ordinary Shares ADS Equivalent (1) Shares Outstanding (2) 7,984,706 2,661,569 Options (WAEP, ADS Adjusted: NIS 31.65, $10.17) (3) 797,382 265,794 Warrants ( WAEP, ADS Adjusted : NIS 114.00, $36.66) (3) 387,097 129,032 Fully Diluted Shares Outstanding 9,169,185 3,056,395 (1) Each ADS represents three of our ordinary shares (2) Excludes 52,618 ordinary shares reserved for future issuance under our equity incentive plan (3) USD conversion of WAEP calculated using the exchange rate reported by the Bank of Israel for March 28, 2022, at the rate of one U.S. dollar per NIS 3.22

24 SAVERONE - THE WINNING FORMULA Talented Leaders – Strong management with 100+ years of combined experience – Clear mission, laser focus and demonstrated success – Deep knowledge in automotive safety and insurance Visionary, Disruptive Technology – Fast, accurate and robust identification of driver location – Global leadership in preventive solutions – Deep AI domain use Strong Market Validation – Demonstrated successful programs with top - tier global companies – Case study with major OEM to be replicated globally Recurring Value – Optimal SaaS product with a massive TAM – Growth engine for vehicle manufacturers to drive recurring value Humanitarian Signature – Potential to create a global, historic mark on humanity 24

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26 2019 Generation 1.0 2022 Generation 2.0 2025 Generation 3.0 Features Uses patented technology to eliminate mobile distractions while driving by disabling only the driver’s phone; leaving passenger phones unaffected Will support all cellular frequencies to operate in global markets, including 5G and use multi - modal to increase locating capabilities while reducing product cost Further builds out the product capabilities to create compatibility with OEM/Tier - 1 architecture Compatibility Cars, Trucks All Vehicle Types All Vehicle Types Status Commercially Available Launched Q3 2019 In Development Expected Q2 2022 Design / Planning To Be Completed by 2025 Investment $12 million $5 million TBD TAM Commercial & Private Aftermarket Commercial & Private Aftermarket OEM Tier 1 SAVERONE’S 2 ND GENERATION UNIT OFFERS THE CAPABILITIES NEEDED FOR GLOBAL EXPANSION OEM Tier 1

27 SELECTED CUSTOMERS AND STRATEGIC PARTNERS Technology and Telecom Government and Authorities Industry and Manufacturing Infrastructure and Natural Resources Transport and Vehicle Logistics and Transportation